Commission File No. 001-35604

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: KAYAK Software Corporation

Talking Points for Employee Meeting

Third quarter results:

We had another great quarter. Record revenues of $78m, up 29% year over year. Record profits of $21m, up 19% year over year. New partnerships, improved products, increasing mobile traction, and great growth outside the US. Thanks to your hard work, our business is prospering.

The transaction with Priceline:

After a lot of thought, our board has determined that it is in our best interests to combine our business with the Priceline Group. We think this is the best way to accelerate KAYAK’s growth. They are a leading travel company and have a great management team. More important, they have expertise in search engine marketing, international expansion, and customer service that we can really benefit from. They have a successful track record of combining with great companies and making them even better.

The notional value is $40/share. If you have stock, you can elect to take that all in cash, all in Priceline stock, or a combination of cash and Priceline stock, subject to pro-ration so that the total consideration paid by Priceline will be roughly 33% cash and the balance in stock. If you have unexercised options, those will be rolled over into Priceline options. In addition, in most cases half of your unvested options will accelerate on the closing. We will give you additional details over the next few weeks.

You’re probably wondering about your job security. Priceline isn’t entering this transaction to radically change our operations or our team. We’re still moving into our new space in Stamford, and we’re still hiring new people. Our senior management team, including Paul and I, is sticking around.

What’s next:

Business as usual. The transaction won’t actually close for a number of months. There’s regulatory review and a lot of legal mechanics to actually finish the deal. In the meantime, we will continue to operate the company independently. Karen will provide you with dos/don’ts during this time. It’s important that you adhere to her advice. Don’t talk to, blog or email anyone about the transaction or how the company will operate until after the deal closes.

Overall, this is an important milestone for our company. You should all be proud. But like the IPO, it’s not the finish line. We founded KAYAK to be the best place to plan and book travel. Worldwide, and on any device. We’ve got a lot of work to do to make that happen.

Cheers!

Cautionary Note Regarding Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between priceline.com Incorporated (“Priceline”) and KAYAK Software Corporation (“KAYAK”), the expected timetable for completing the transaction, benefits of the transaction, future opportunities for the combined company and any other statements regarding Priceline’s or KAYAK’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements made within the meaning of Section 27A of the

Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, forward-looking statements). Any statements that are not statements of historical fact (including statements containing the words “may,” “can,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “outlook,” “continue,” “preliminary,” “guidance,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology) should also be considered forward-looking statements. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on Priceline’s or KAYAK’s results of operations or financial condition. Accordingly, actual results may differ materially from those expressed in any forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval, the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate KAYAK’s operations into those of Priceline; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or clients) may be greater than expected following the transaction; the retention of certain key employees of KAYAK may be difficult; Priceline and KAYAK are subject to intense competition and increased competition is expected in the future; the volatility of the economy; and the other factors described in Priceline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the SEC, and KAYAK’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 to be filed with the SEC. Priceline and KAYAK assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in Solicitation

KAYAK, Priceline and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KAYAK’s stockholders with respect to the transactions contemplated by that certain Merger Agreement, dated as of November 8, 2012, by and between KAYAK, Priceline and Produce Merger Sub, Inc., a wholly owned subsidiary of Priceline. Information regarding the KAYAK’s directors and executive officers is contained in KAYAK’s final prospectus for its initial public offering (File No. 333-170640), which was filed with the Securities and Exchange Commission, or the SEC, on July 20, 2012. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing KAYAK’s website at www.kayak.com and clicking on the “About” link and then clicking on the “Investor Relations” link and “SEC Filings”. As of November 8, 2012, KAYAK’s directors and officers, collectively, beneficially owned approximately 28,824,262 shares, or 70.4%, of the KAYAK’s Class A and Class B common stock, which represents 77.9% voting power. Additional information regarding the interests of the participants in the solicitation of proxies in connection with the transaction will be included in the Proxy Statement/Prospectus described below. Information regarding Priceline’s executive officers and directors is contained in Priceline’s definitive proxy statement filed with the SEC on April 24, 2012. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Priceline’s website at www.priceline.com and clicking on the “Investor Relations” link and then clicking on the “Financial Information” link.

Additional Information and Where to Find It

This press release relates to a proposed transaction between KAYAK and Priceline, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Priceline. This press release is not a substitute for the registration statement and joint proxy statement/prospectus that Priceline will file with the SEC or any other documents that KAYAK or Priceline may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KAYAK or Priceline through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus from KAYAK by contacting KAYAK Software Corporation, 55 North Water Street, Suite 1, Norwalk, CT 06854, Attn: Corporate Secretary or by calling (203) 899-3100.